November 4, 2016

Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re: Confidential Submission of Draft Registration Statement on Form S-l

Dear Ladies and Gentlemen:

On behalf of Foundation Building Materials, Inc., a Delaware corporation (“FBM”), we hereby confidentially submit FBM’s draft Registration Statement on Form S-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission (the “Commission”). FBM is an “emerging growth company” within the meaning of the JOBS Act.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Foundation Building Materials, Inc.

Attention: Richard Tilley, General Counsel

2741 Walnut Ave., Suite 200

Tustin, CA 92780

Telephone: (714) 380-3127

Facsimile: (714) 734-3974

Ric.Tilley@fbmsales.com

with a copy to:

Gibson Dunn & Crutcher, LLP

Attention: Peter W. Wardle

333 South Grand Ave.

Los Angeles, CA 90071

Telephone: (213) 229-7242

Facsimile: (213) 229-6242

pwardle@gibsondunn.com

U.S. Securities and Exchange Commission

November 4, 2016

Should you have any questions on this submission, please do not hesitate to contact me at (213) 229-7242 or Richard Tilley at (714) 380-3127.

Sincerely,

/s/ Peter Wardle

Peter Wardle